Exhibit 99.1

POSTMEDIA NETWORK CANADA CORP.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2013 AND 2012
(UNAUDITED)

Issued: July 3, 2013

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2013	2012	2013	2012

Revenues
Print advertising	113,395	131,077	351,579	402,830
Print circulation	49,401	52,484	146,540	157,954
Digital	24,093	23,584	70,198	67,139
Other	4,895	4,876	13,957	13,830
Total revenues	191,784	212,021	582,274	641,753
Expenses
Compensation	82,956	89,469	247,076	266,766
Newsprint	10,147	13,644	32,111	40,911
Distribution	27,542	31,456	82,099	94,654
Other operating	38,268	41,224	113,826	123,259
Operating income before depreciation, amortization, impairment and
restructuring (note 3)	32,871	36,228	107,162	116,163
Depreciation	6,706	6,585	20,336	19,564
Amortization	11,111	10,828	32,679	32,685
Impairments (note 4)	93,883	-	93,883	-
Restructuring and other items (notes 8 and 10)	16,814	14,730	23,425	22,341
Operating income (loss)	(95,643)	4,085	(63,161)	41,573
Interest expense	14,994	16,084	46,767	47,720
Net financing expense relating to employee benefit plans (note 10)	383	975	1,149	2,925
(Gain) loss on disposal of property and equipment and intangible assets	(202)	43	(989)	78
(Gain) loss on derivative financial instruments (note 5)	760	(9,836)	2,650	(15,260)
Foreign currency exchange losses	588	8,956	5,286	15,034
Loss before income taxes	(112,166)	(12,137)	(118,024)	(8,924)
Provision for income taxes	-	-	-	-
Net loss from continuing operations	(112,166)	(12,137)	(118,024)	(8,924)
Net earnings from discontinued operations, net of tax of nil (note 14)	-	-	-	14,053
Net earnings (loss) attributable to equity holders of the Company	(112,166)	(12,137)	(118,024)	5,129

Loss per share from continuing operations (note 11):
Basic	$(2.79)	$(0.30)	$(2.93)	$(0.22)
Diluted	$(2.79)	$(0.30)	$(2.93)	$(0.22)

Earnings per share from discontinued operations (note 11):
Basic	$-	$-	$-	$0.35
Diluted	$-	$-	$-	$0.35

Earnings (loss) per share attributable to equity holders of the Company (note 11):
Basic	$(2.79)	$(0.30)	$(2.93)	$0.13
Diluted	$(2.79)	$(0.30)	$(2.93)	$0.13

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

(In thousands of Canadian dollars)
For the three months ended			For the nine months ended
May 31,			May 31,
2013		2012	2013	2012

Net earnings (loss) attributable to equity holders of the Company	(112,166)	(12,137)	(118,024)	5,129

Other comprehensive income (loss) from continuing operations
Amounts subsequently reclassified to the statement of operations
Gain on valuation of derivative financial instruments, net of tax of nil	1,416	2,115	319	5,163
Amounts not subsequently reclassified to the statement of operations
Net actuarial gains (losses) on employee benefits, net of tax of nil (note 10)	(5,689)	(41,393)	10,606	(71,581)
Other comprehensive loss from discontinued operations
Amounts not subsequently reclassified to the statement of operations
Net actuarial losses on employee benefits, net of tax of nil (note 10)	-	-	-	(906)
Other comprehensive income (loss)	(4,273)	(39,278)	10,925	(67,324)

Comprehensive loss attributable to equity holders of the Company	(116,439)	(51,415)	(107,099)	(62,195)

Total comprehensive income (loss) attributable to equity holders of the Company:
Continuing operations	(116,439)	(51,415)	(107,099)	(75,342)
Discontinued operations	-	-	-	13,147
Comprehensive loss attributable to equity holders of the Company	(116,439)	(51,415)	(107,099)	(62,195)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

(In thousands of Canadian dollars)

	As at May 31, 2013	As at August 31, 2012

ASSETS

Current Assets
Cash	56,480	22,189
Accounts receivable	91,082	90,923
Inventory	3,072	3,829
Prepaid expenses and other assets	9,291	10,258
Total current assets	159,925	127,199

Non-Current Assets
Property and equipment	234,255	267,491
Asset held-for-sale (note 4)	10,530	23,139
Derivative financial instruments (note 6)	21,458	24,108
Other assets	936	1,549
Intangible assets (note 4)	334,915	377,862
Goodwill (note 4)	149,600	223,500
Total assets	911,619	1,044,848

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(UNAUDITED)

(In thousands of Canadian dollars)

	As at May 31, 2013	As at August 31, 2012

LIABILITIES AND EQUITY

Current Liabilities
Accounts payable and accrued liabilities (note 7)	77,575	65,268
Provisions (note 8)	32,895	29,888
Deferred revenue	24,806	25,915
Current portion of derivative financial instruments (note 6)	2,279	6,069
Current portion of long-term debt (note 9)	12,500	32,153
Total current liabilities	150,055	159,293

Non-Current Liabilities
Long-term debt (note 9)	470,194	467,749
Derivative financial instruments (note 6)	-	12,369
Other non-current liabilities (notes 10 and 12)	162,352	169,413
Provisions (note 8)	874	1,588
Deferred income taxes	681	681
Total liabilities	784,156	811,093

Equity
Capital stock (note 11)	371,132	371,132
Contributed surplus (note 12)	8,695	7,888
Deficit	(246,775)	(139,357)
Accumulated other comprehensive loss	(5,589)	(5,908)
Total equity	127,463	233,755
Total liabilities and equity	911,619	1,044,848

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

(In thousands of Canadian dollars)

	For the nine months ended May 31, 2013
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Equity
Balance as at August 31, 2012	371,132	7,888	(139,357)	(5,908)	233,755
Net loss attributable to equity holders of the Company	-	-	(118,024)	-	(118,024)
Other comprehensive income	-	-	10,606	319	10,925
Comprehensive income (loss) attributable to equity holders of the Company	-	-	(107,418)	319	(107,099)
Share-based compensation plans (note 12)	-	807	-	-	807
Balance as at May 31, 2013	371,132	8,695	(246,775)	(5,589)	127,463

	For the nine months ended May 31, 2012
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Equity
Balance as at August 31, 2011	371,132	5,602	(46,618)	(14,836)	315,280
Net earnings attributable to equity holders of the Company	-	-	5,129	-	5,129
Other comprehensive income (loss)	-	-	(72,487)	5,163	(67,324)
Comprehensive income (loss) attributable to equity holders of the Company	-	-	(67,358)	5,163	(62,195)
Share-based compensation plans (note 12)	-	1,845	-	-	1,845
Balance as at May 31, 2012	371,132	7,447	(113,976)	(9,673)	254,930

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2013	2012	2013	2012
CASH GENERATED (UTILIZED) BY:

OPERATING ACTIVITIES
Net earnings (loss) attributable to equity holders of the Company	(112,166)	(12,137)	(118,024)	5,129
Items not affecting cash:
Depreciation	6,706	6,585	20,336	19,727
Amortization	11,111	10,828	32,679	32,740
Impairments (note 4)	93,883	-	93,883	-
(Gain) loss on derivative financial instruments (note 5)	760	(10,726)	2,650	(18,741)
Non-cash interest	672	1,467	3,470	10,178
(Gain) loss on disposal of property and equipment and intangible assets	(202)	43	(989)	78
Non-cash foreign currency exchange losses	550	9,016	5,228	14,218
Gain on sale of discontinued operations (note 14)	-	-	-	(17,109)
Share-based compensation plans and other long-term
incentive plan expense (recovery) (note 12)	214	(1,380)	1,149	(2,463)
Net financing expense relating to employee benefit plans (note 10)	383	975	1,149	2,932
Non-cash compensation expense of employee benefit plans (note 10)	1,078	-	2,130	-
Employee benefit funding in excess of compensation expense (note 10)	-	(2,741)	-	(15,588)
Settlement of foreign currency interest rate swap designated as a
cash flow hedge (note 6)	-	-	(8,976)	-
Net change in non-cash operating accounts	12,986	22,116	15,224	18,912
Cash flows from operating activities	15,975	24,046	49,909	50,013

INVESTING ACTIVITIES
Net proceeds received on the sale of discontinued operations (note 14)	-	1,450	-	87,340
Net proceeds from the sale of property and equipment, intangible assets
and assets held-for-sale	262	4	25,884	4
Additions to property and equipment	(1,108)	(1,695)	(5,414)	(5,635)
Additions to intangible assets	(1,314)	(1,537)	(3,937)	(5,159)
Cash flows from investing activities	(2,160)	(1,778)	16,533	76,550

FINANCING ACTIVITIES
Repayment of long-term debt (note 9)	(8,853)	(7,629)	(32,040)	(108,310)
Debt issuance costs	-	-	(111)	(37)
Cash flows from financing activities	(8,853)	(7,629)	(32,151)	(108,347)

Net change in cash	4,962	14,639	34,291	18,216
Cash at beginning of period	51,518	14,060	22,189	10,483
Cash at end of period	56,480	28,699	56,480	28,699

	2013	2012	2013	2012

Supplemental disclosure of operating cash flows
Interest paid	13,399	4,447	33,895	35,910
Income taxes paid	-	-	-	-

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2013 AND 2012
(In thousands of Canadian dollars, except as otherwise noted)

1.   DESCRIPTION OF BUSINESS

Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is a holding company that has a 100% interest in its subsidiary Postmedia Network Inc. (“Postmedia Network”).  The Company was incorporated on April 26, 2010, pursuant to the Canada Business Corporations Act, to enable the purchase of the assets and certain liabilities of Canwest Limited Partnership (“Canwest LP”) on July 13, 2010.  The Company’s head office and registered office is 1450 Don Mills Road, Don Mills, Ontario.

The Company’s operations consist of both news and information gathering and dissemination operations, with products offered in major Canadian markets and a number of regional and local markets in Canada through a variety of print, web, tablet and smartphone platforms, and digital media and online assets including the canada.com network, each newspaper’s online website and Infomart, the Company’s media monitoring service.  The Company supports these operations through a variety of centralized shared services.  The Company’s advertising revenue is seasonal.  Historically, advertising revenue and accounts receivable are typically highest in the first and third fiscal quarters, while expenses are typically relatively constant throughout the fiscal year.

2.     BASIS OF PRESENTATION

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and International Accounting Standard (“IAS”) 34 – Interim Financial Reporting.  The accounting policies applied in the preparation of these interim condensed consolidated financial statements are the same as those used in the Company’s annual audited consolidated financial statements.  In addition, these interim condensed consolidated financial statements do not include all the information and disclosures required in the annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the years ended August 31, 2012 and 2011.

These interim condensed consolidated financial statements were approved by the Board of Directors (the “Board”) on July 3, 2013.

Accounting standards issued but not yet effective

Future accounting standards that are issued but not yet effective are the same as described in the audited consolidated financial statements for the years ended August 31, 2012 and 2011, except as disclosed below:

IAS 19 – Employee Benefits (Amended)

IAS 19 amendments include, among other changes, the immediate recognition of the actuarial gains and losses in other comprehensive income, the introduction of a net interest approach that replaces the expected return on plan assets and interest costs on the defined benefit obligation with a single net interest component and all past service costs are to be recognized in profit or loss when the employee benefit plan is amended.  This standard is required to be applied retrospectively for annual periods beginning on or after January 1, 2013.  The Company will be adopting this standard effective September 1, 2013, for the year ending August 31, 2014, and at that time under the amended standard will be required to restate its results for the prior year, which is the year ending August 31, 2013.  As a result, under the amended standard, for the year ending August 31, 2013 the Company anticipates that compensation expense and financing expense related to employee benefit plans will increase $0.5 million and $5.9 million, respectively.  In addition, the Company anticipates an offsetting increase in other comprehensive income related to actuarial gains on employee benefits of $6.6 million.  The aggregate anticipated impact is an increase to comprehensive income of $0.2 million.

3.    OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION, IMPAIRMENT AND RESTRUCTURING

The Company presents operating income before depreciation, amortization, impairment and restructuring, in the condensed consolidated statement of operations, to assist users in assessing financial performance.  The Company’s management and Board use this measure to evaluate consolidated operating results and to assess the ability of the Company to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by the Company and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Operating income before depreciation, amortization, impairment and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

4.    IMPAIRMENTS

Impairments of goodwill and indefinite life intangible assets

During the three months ended May 31, 2013, the Company updated its long-term financial forecast. As a result of lower than anticipated long-term revenue projections due to economic and structural factors including the uncertainty of the print advertising market and the rapidly evolving digital advertising market the Company concluded its assets may be impaired and as a result performed an impairment analysis.  Due to a change in operating segments during the three months ended May 31, 2013, the Company’s goodwill is now allocated to only one cash-generating unit (herein referred to as the Goodwill CGU) (note 13).  The recoverable amount, determined based on fair value less costs to sell, of the Goodwill CGU and individual CGU’s as at May 31, 2013 was determined in the same manner as disclosed in the audited consolidated financial statements for the years ending August 31, 2012 and 2011, using updated cash flow projections, which are based on the updated long-term financial forecast, an after tax discount rate of 13.4% and a terminal growth rate of 0%.

As a result of the impairment analysis as at May 31, 2013, the Company concluded the carrying value of two of its individual CGU’s were less than their recoverable amounts.  Accordingly, the Company has recorded an impairment charge of $13.9 million pertaining to certain indefinite life intangible assets of the two individual CGU’s for the three and nine months ended May 31, 2013 (2012 – nil and nil, respectively).  As the recoverable amount of these two CGUs is equal to their carrying value any change in the discount rate or terminal growth rate would impact the impairment recorded.  If the terminal growth rate were to decline by 0.5% or if the discount rate were to increase by 0.5%, assuming a constant cash flow margin, the impairment would increase by $3.7 million and $5.0 million, respectively.

As a result of the impairment analysis as at May 31, 2013, the Company concluded the carrying value of the Goodwill CGU was less than its recoverable amount.  The Company has recorded an impairment charge relating to its goodwill of $73.9 million for the three and nine months ended May 31, 2013 (2012 – nil and nil, respectively).  As the recoverable amount of the Goodwill CGU is equal to its carrying value any change in the discount rate or terminal growth rate would impact the impairment recorded.  If the terminal growth rate were to decline by 0.5% or if the discount rate were to increase by 0.5%, assuming a constant cash flow margin, the impairment would increase by $18.5 million and $25.7 million, respectively.

There were no tax impacts as a result of the impairment charges.

During the fourth quarter, the Company will complete its annual impairment test as of June 30, 2013 based on management's best estimates of market participant assumptions at that time.  Accordingly, there may be additional impairments during the three months ending August 31, 2013 and the amounts may be material.

Other impairments

During the three months ended May 31, 2013, the Company recorded an impairment loss of $6.1 million with respect to a production facility upon reclassification of the asset from property and equipment to asset held-for-sale on the condensed consolidated statement of financial position.  As a result of the outsourcing of certain functions the production facility is no longer required and the Company has engaged a third party to market it for sale.

5.    (GAIN) LOSS ON DERIVATIVE FINANCIAL INSTRUMENTS

The Company’s (gain) loss on derivative financial instruments for the three and nine months ended May 31, 2013 and 2012 consists of the following:

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2013	2012	2013	2012

Gain on fair value swap not designated as a hedge	-	(7,019)	-	(11,019)
Realized loss on settlement of cash flow swap
designated as a hedge	-	-	-	675
Contractual cash interest settlement on fair value swap
not designated as a hedge	-	890	-	2,806
(Gain) loss on embedded derivatives	760	(3,707)	2,650	(7,722)
(Gain) loss on derivative financial instruments	760	(9,836)	2,650	(15,260)

During the three and nine months ended May 31, 2013 and 2012, no ineffectiveness was recognized in the condensed consolidated statements of operations related to the Company’s cash flow hedges.

6.    DERIVATIVE FINANCIAL INSTRUMENTS

	As at May 31, 2013	As at August 31, 2012

Assets
Embedded derivatives	21,458	24,108
Portion receivable within one year	-	-
Non-current derivative financial instruments	21,458	24,108

Liabilities
Foreign currency interest rate swap - designated as a cash flow hedge (1)	2,279	18,438
Portion due within one year	(2,279)	(6,069)
Non-current derivative financial instruments	-	12,369

(1)  The notional principal amount outstanding on the foreign currency interest rate swap designated as a cash flow hedge as at May 31, 2013, was US$167.5 million (August 31, 2012 - US$265.0 million).  During September 2012, the Company settled a notional amount of US$97.5 million of the foreign currency interest rate swap designated as a cash flow hedge for a cash payment of $9.6 million, including $0.6 million of accrued interest.  During the three and nine months ended May 31, 2013, foreign currency exchange gains of $0.9 million and $8.5 million, respectively (2012 – $13.3 million and $17.0 million, respectively), were reclassified to the condensed consolidated statements of operations from accumulated other comprehensive loss, representing foreign currency exchange gains on the notional amount of the cash flow hedging derivatives.  These amounts were offset by foreign currency exchange losses recognized on the US dollar denominated 12.50% Senior Secured Notes due 2018 (“Second-Lien Notes”) and for the three and nine months ended May 31, 2012, the hedged portion of the Senior Secured Term Loan Credit Facility (“Term Loan Facility”).  During the three and nine months ended May 31, 2013, losses of $1.7 million and $5.3 million, respectively (2012 - $2.1 million and $6.1 million, respectively), were reclassified from accumulated other comprehensive loss to interest expense in the condensed consolidated statements of operations related to the effect of the derivative financial instruments on the Company’s interest expense.  The unrealized loss on valuation of derivative financial instruments that will be reclassified from accumulated other comprehensive loss to interest expense in the consolidated statement of operations over the next twelve months is $6.2 million.

7.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at May 31, 2013	As at August 31, 2012

Trade accounts payable	9,984	9,973
Accrued liabilities	51,589	49,065
Accrued interest on long-term debt	16,002	6,230
Accounts payable and accrued liabilities	77,575	65,268

8.    PROVISIONS

	Restructuring (a)	Other provisions (b)	Total
Provisions as at August 31, 2012	27,753	3,723	31,476
Net charges (recoveries)	21,087	(670)	20,417
Payments	(16,300)	(1,824)	(18,124)
Provisions as at May 31, 2013	32,540	1,229	33,769
Portion due within one year	(32,540)	(355)	(32,895)
Non-current provisions	-	874	874

(a) Restructuring

During the year ended August 31, 2012, the Company began implementing a three year business transformation program aimed at significantly reducing legacy newspaper infrastructure costs.  The restructuring expense consists of a series of involuntary and voluntary buyouts.

(b) Other provisions

Other provisions include unfavorable lease contracts, equipment removal costs, as well as provisions for certain claims and grievances which have been asserted against the Company.

9.    LONG-TERM DEBT

				As at May 31, 2013	As at August 31, 2012
	Maturity	Principal	Financing fees, discounts and other	Carrying value of debt	Carrying value of debt
8.25% Senior Secured Notes (1)	August 2017	217,960	5,572	212,388	244,134
12.5% Senior Secured Notes (US$268.6M) (**)	July 2018	278,521	8,215	270,306	255,768
Senior Secured Asset-Based Revolving Credit Facility (2)	July 2014	-	-	-	-
Total long-term debt				482,694	499,902
Portion due within one year				(12,500)	(32,153)
Non-current long-term debt				470,194	467,749

(**) - US$ principal translated at May 31, 2013 exchange rates.
The terms and conditions of long-term debt are the same as disclosed in the audited consolidated financial statements for the years ending August 31, 2012 and 2011, except as disclosed below:

(1)      On November 12, 2012, the Company redeemed $23.2 million aggregate principal amount of 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”) at par in accordance with the terms and conditions of the First-Lien Notes indenture with the net proceeds from the disposition of the land and building located at 1450 Don Mills Road in Don Mills, Ontario.

(2)      As at May 31, 2013, the Company had no amounts drawn (August 31, 2012 – nil) and had availability of $30.4 million (August 31, 2012 – $23.3 million) under this facility.

10.   EMPLOYEE BENEFIT PLANS

The Company has a number of funded and unfunded defined benefit plans that include pension benefits, post-retirement benefits, and other long-term employee benefits.  The net employee benefit plan costs related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in net loss from continuing operations in the condensed consolidated statements of operations for the three and nine months ended May 31, 2013 and 2012 are as follows:

For the three months ended May 31, 2013 and 2012
Pension benefits			Post-retirement benefits		Other long-term employee benefits		Total
2013		2012	2013	2012	2013	2012	2013	2012

Current service cost	3,024	2,526	448	438	582	578	4,054	3,542
Past service costs	-	-	62	62	-	-	62	62
Net actuarial losses	-	-	-	-	64	433	64	433
Interest cost	4,962	5,089	667	761	150	176	5,779	6,026
Expected return on plan assets	(5,396)	(5,051)	-	-	-	-	(5,396)	(5,051)
Net defined benefit plan expense	2,590	2,564	1,177	1,261	796	1,187	4,563	5,012

For the nine months ended May 31, 2013 and 2012
Pension benefits			Post-retirement benefits		Other long-term employee benefits		Total
2013		2012	2013	2012	2013	2012	2013	2012

Current service cost	9,072	7,578	1,344	1,314	1,746	1,734	12,162	10,626
Past service costs	-	-	186	186	-	-	186	186
Net actuarial losses	-	-	-	-	2,190	644	2,190	644
Interest cost	14,886	15,267	2,001	2,283	450	528	17,337	18,078
Expected return on plan assets	(16,188)	(15,153)	-	-	-	-	(16,188)	(15,153)
Net defined benefit plan expense (1)	7,770	7,692	3,531	3,783	4,386	2,906	15,687	14,381
(1)   During the three months ended November 30, 2012, there was an arbitrator's ruling against the Company that resulted in a change to benefits provided under an other long-term employee benefit plan.  During the three months ended February 28, 2013, the Company received a final arbitrator's ruling and accordingly revised the estimate related to this change in benefits by reducing net defined benefit plan expense by $1.6 million and increasing an expense for cash costs of $0.1 million, which resulted in a total expense for the nine months ended May 31, 2013 of $2.3 million, which includes actuarial losses of $1.8 million and cash costs of $0.5 million.  The expense related to this estimate is recorded in restructuring and other items in the condensed consolidated statement of operations while all other current service cost, past service costs and net actuarial losses related to other long-term employee benefits are included in compensation expense in the condensed consolidated statements of operations.  Interest cost and expected return on plan assets are included in net financing expense relating to employee benefit plans in the condensed consolidated statements of operations.

Actuarial gains and losses related to the Company’s pension benefit plans and post-retirement benefit plans recognized in the condensed consolidated statements of comprehensive loss for the three and nine months ended May 31, 2013 and 2012 are as follows:

	For the three months ended May 31, 2013 and 2012

	Pension benefits		Post-retirement benefits		Total
	2013	2012	2013	2012	2013	2012

Other comprehensive loss from continuing operations
Net actuarial losses on employee benefits	(4,875)	(38,400)	(814)	(2,993)	(5,689)	(41,393)
Net actuarial losses recognized in other comprehensive income (loss)	(4,875)	(38,400)	(814)	(2,993)	(5,689)	(41,393)

	For the nine months ended May 31, 2013 and 2012

	Pension benefits		Post-retirement benefits		Total
	2013	2012	2013	2012	2013	2012

Other comprehensive income (loss) from continuing operations
Net actuarial gains (losses) on employee benefits	12,239	(65,667)	(1,633)	(5,914)	10,606	(71,581)
Other comprehensive loss from discontinued operations
Net actuarial losses on employee benefits	-	(906)	-	-	-	(906)
Net actuarial gains (losses) recognized in other comprehensive income (loss)	12,239	(66,573)	(1,633)	(5,914)	10,606	(72,487)

The cumulative actuarial losses related to the Company’s pension benefit plans and post-retirement benefit plans recognized in the condensed consolidated statement of financial position as at May 31, 2013 are as follows:

2013

Cumulative actuarial losses recognized directly in deficit, August 31, 2012	(61,715)
Net actuarial gains recognized in other comprehensive income and deficit	10,606
Cumulative actuarial losses recognized directly in deficit, May 31, 2013	(51,109)

Changes to the net defined benefit plan obligations related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in the condensed consolidated statement of financial position for the nine months ended May 31, 2013 are as follows:

	Pension benefits	Post-retirement benefits	Other long-term employee benefits	Total (1)
Net defined benefit plan obligation as at August 31, 2012	91,243	59,552	17,207	168,002
Amounts recognized in the statement of operations	7,770	3,531	4,386	15,687
Amounts recognized in other comprehensive income	(12,239)	1,633	-	(10,606)
Contributions to the plans (2)	(9,070)	(1,873)	(1,465)	(12,408)
Net defined benefit plan obligation as at May 31, 2013	77,704	62,843	20,128	160,675
(1) As at August 31, 2012 and May 31, 2013, the net defined benefit plan obligations are recorded in other non-current liabilities on the condensed consolidated statements of financial position.
(2) After taking into account the December 31, 2011 valuation and solvency relief measures provided to all Ontario registered pension plans by the Ontario government, the Company expects to contribute $12.4 million to its defined benefit pension plans for the year ended August 31, 2013.

During the nine months ended May 31, 2013, the Company filed an actuarial funding valuation dated December 31, 2011 for the most significant of its pension benefit plans.  The Company’s most recent valuations for all of the pension benefit plans indicated they had an aggregate going concern unfunded liability of $18.1 million and a wind up deficiency (which assumes that the pension plans terminate on their actuarial valuation date) of $130.3 million.

11.    EARNINGS (LOSS) PER SHARE

The following table provides a reconciliation of the denominators, which are presented in whole numbers, used in computing basic and diluted earnings (loss) per share for the three and nine months ended May 31, 2013 and 2012. No reconciling items in the computation of net earnings (loss) exist.

	For the three months ended
	May 31,
	2013	2012
Basic weighted average shares outstanding during the period	40,209,619	40,323,170
Dilutive effect of RSUs	-	-
Diluted weighted average shares outstanding during the period	40,209,619	40,323,170

Options and RSUs outstanding which are anti-dilutive	1,032,000	840,000

	For the nine months ended
	May 31,
	2013	2012
Basic weighted average shares outstanding during the period	40,249,965	40,323,170
Dilutive effect of RSUs	-	-
Diluted weighted average shares outstanding during the period	40,249,965	40,323,170

Options and RSUs outstanding which are anti-dilutive	1,032,000	840,000

On December 7, 2012 the Company cancelled, for no consideration, 93,871 Class C voting shares and 19,680 Class NC variable voting shares that were held in trust by the court appointed monitor of the Canwest LP Companies Creditors Arrangement Act filing.  As at May 31, 2013, the Company had a total of 40,209,619 Class C voting shares and Class NC variable voting shares outstanding (August 31, 2012 – 40,323,170).

12.     SHARE-BASED COMPENSATION PLANS AND OTHER LONG-TERM INCENTIVE PLAN

Share option plan

The Company has a share option plan (the “Option Plan”) for its employees and officers to assist in attracting, retaining and motivating officers and employees.  The Option Plan is administered by the Board.

The following table provides details on the changes to the issued options, which are presented in whole numbers, for the nine months ended May 31, 2013:

	Options	Weighted average exercise price
Balance, August 31, 2012	1,480,000	$8.74
Forfeited	(128,000)	$(8.57)
Cancelled	(120,000)	$(9.85)
Balance, May 31, 2013	1,232,000	$8.65

During the three and nine months ended May 31, 2013, the Company recorded compensation expense relating to the Option Plan of $0.1 million and $0.3 million, respectively (2012 - $0.2 million and $0.9 million, respectively), with an offsetting credit to contributed surplus.

Restricted share unit plan

The Company has a restricted share unit plan (the “RSU Plan”).  The RSU Plan provides for the grant of restricted share units (“RSUs”) to participants, being current, part-time or full-time officers, employees or consultants of the Company.  The RSU Plan is administered by the Board.

During the three and nine months ended May 31, 2013 and 2012, the Company granted no RSUs under the RSU Plan.  During the three and nine months ended May 31, 2013, the Company recorded compensation expense relating to the RSU Plan of $0.2 million and $0.5 million, respectively (2012 – $0.3 million and $0.9 million, respectively), with an offsetting credit to contributed surplus.

Deferred share unit plan

The Company has a deferred share unit plan (the “DSU Plan”) for the benefit of its non-employee directors.  The DSU Plan is administered by the Board.

During the three and nine months ended May 31, 2013, the Company granted no deferred share units (“DSUs”) under the DSU Plan.  During the three and nine months ended May 31, 2012, the Company issued a nominal amount of DSUs under the DSU Plan.  During the three and nine months ended May 31, 2013, the Company recorded a recovery of $0.1 million and an expense of $0.3 million, respectively, to compensation expense relating to the DSU Plan (2012 – recovery of $1.9 million and $4.3 million, respectively), with an offset to other non-current liabilities.  The expense and recovery are due to the fluctuation in the share price of the Class C voting shares of the Company which are used to compute the fair value of the DSUs.  Any changes in the fair value of the DSUs will be reflected in the future through adjustments to compensation expense until such a date as the DSUs are settled in cash.  During the three and nine months ended May 31, 2013, the Company settled 21,320 DSUs for nominal consideration and cancelled 14,213 DSUs for no consideration.  There were no settlements or cancellations during the three and nine months ended May 31, 2012.

The aggregate carrying value of the DSU Plan liability was $0.6 million as at May 31, 2013 (August 31, 2012 - $0.3 million) and is recorded in other non-current liabilities on the condensed consolidated statement of financial position.

13.      SEGMENT INFORMATION

During the three months ended May 31, 2013, the Company amended its operating segments to reflect its change to a functional reporting structure which resulted in the elimination of publishers at its individual newspapers and the creation of Senior Vice President roles which will be responsible for specific functions across the entire business (the “Reorganization”).  Prior to the Reorganization, the Company disclosed separately the results of both the Newspaper operating segment and an All other category which included other business activities and an operating segment which was not separately reportable.  As a result of the changes to the reporting structure the All other category is now included in the Newspaper operating segment.  Changes in reporting segments are to be applied retroactively; however because the Company now operates in only one operating segment there is no segment information to disclose other than required entity-wide disclosures.  The Newspaper segment publishes daily and non-daily newspapers and operates digital media and online assets including the canada.com network, each newspaper’s online website and Infomart, the Company’s media monitoring service.  Its revenue is primarily from advertising and circulation/subscription revenue.

Included within digital revenue in the condensed consolidated statements of operations during the three and nine months ended May 31, 2013 is advertising revenue of $17.1 million and $49.2 million, respectively (2012 - $16.6 million and $46.8 million, respectively) and circulation/subscription revenue of $7.0 million and $21.0 million, respectively (2012 - $7.0 million and $20.3 million, respectively).  Accordingly, aggregate print and digital revenue from advertising for the three and nine months ended May 31, 2013 was $130.5 million and $400.9 million, respectively (2012 - $147.6 million and $449.6 million, respectively) and aggregate print and digital revenue from circulation/subscription was $56.4 million and $167.5 million, respectively (2012 - $59.5 million and $178.3 million, respectively).

14.      DIVESTITURES AND DISCONTINUED OPERATIONS

On October 18, 2011, the Company entered into an asset purchase agreement with affiliates of Glacier Media Inc. (the “Transaction”) to sell substantially all of the assets and liabilities of the Lower Mainland Publishing Group, the Victoria Times Colonist and the Vancouver Island Newspaper Group, collectively herein referred to as the Disposed Properties.  The Disposed Properties were all within the Newspaper segment.  On November 30, 2011, the Company completed the Transaction.  As a result of the Transaction, the Company has presented the results of the Disposed Properties as discontinued operations.

Details of the Transaction and the gain on sale of discontinued operations are as follows:

Consideration (1)
Purchase price	86,500
Working capital adjustment and other items	1,450
Transaction costs	(610)
Net proceeds	87,340

Carrying value of net assets disposed
Current Assets
Accounts receivable	17,023
Inventory	568
Prepaid expenses and other assets	428
Non-Current Assets
Property and equipment	27,333
Other assets	804
Intangible assets	25,231
Goodwill	12,593
Total assets	83,980
Current Liabilities
Accounts payable and accrued liabilities	9,485
Deferred revenue	2,202
Non-Current Liabilities
Other non-current liabilities	2,062
Total liabilities	13,749
Carrying value of net assets disposed	70,231

Gain on sale of discontinued operations, net of tax of nil	17,109

(1)  In accordance with the terms and conditions of the Term Loan Facility on November 30, 2011, the Company was required to repay amounts outstanding with the net proceeds of the Transaction.

Net earnings from discontinued operations for the nine months ended May 31, 2012, are summarized as follows:

2012 (1)
Revenues
Print advertising	27,090
Print circulation	3,495
Digital	956
Other	535
Total revenues	32,076
Expenses
Compensation	12,756
Newsprint	1,218
Distribution	5,117
Other operating	7,611
Operating income before depreciation, amortization
and restructuring	5,374
Depreciation	163
Amortization	55
Restructuring and other items	57
Operating income	5,099
Interest expense (2)	8,148
Net financing expense related to employee benefit plans	7
Gain on sale of discontinued operations	(17,109)
Earnings before income taxes	14,053
Provision for income taxes	-
Net earnings from discontinued operations	14,053

(1) The Transaction was completed on November 30, 2011, as a result net earnings from discontinued operations for the nine months ended May 31, 2012 relate only to the three months ended November 30, 2011.
(2) The Company had allocated interest expense to discontinued operations representing the portion of interest expense related to the Term Loan Facility that was repaid as a result of the Transaction.  During the nine months ended May 31, 2012, the Company allocated interest expense of $1.8 million to discontinued operations.  In addition, during the nine months ended May 31, 2012, the repayment of the Term Loan Facility with the proceeds of the Transaction resulted in additional interest expense representing an acceleration of unamortized financing fees and discounts of which $6.4 million had been allocated to discontinued operations.

Cash flows from discontinued operations for the nine months ended May 31, 2012 are summarized as follows:

2012(1)
Cash flows from operating activities	2,275
Cash flows from investing activities (2)	(2,275)
Cash flows from financing activities	-
Cash flows from discontinued operations	-
(1) The Transaction was completed on November 30, 2011, as a result cash flows from discontinued operations for the nine months ended May 31, 2012 relate only to the three months ended November 30, 2011.
(2) The cash flows from discontinued operations were transferred to the Company through a centralized cash management system resulting in cash flows from discontinued operations for the nine months ended May 31, 2012 of nil.

15.  UNITED STATES ACCOUNTING PRINCIPLES

These interim condensed consolidated financial statements have been prepared in accordance with IFRS.  In certain aspects GAAP as applied in the United States (“US GAAP”) differs from IFRS.  The following information is being presented to comply with the US GAAP reconciliation requirements of the Second-Lien Notes indenture.  The reconciliations have been prepared based on the same principle differences explained in the audited consolidated financial statements for the years ending August 31, 2012 and 2011, and as described below.  All amounts are expressed in thousands of Canadian dollars unless otherwise noted.

Principle differences affecting the Company

(a) Employee benefits – actuarial gains and losses

Under IFRS, the Company recognizes actuarial gains and losses related to its defined benefit pension and post-retirement plans in other comprehensive income and deficit.  Such actuarial gains and losses are not subsequently recycled to the statement of operations.  Under US GAAP, the Company recognizes the funded status of defined benefit pension and post-retirement plans and recognizes changes in the funded status in the year in which the changes occur through other comprehensive income and accumulated other comprehensive income.  Actuarial gains and losses previously recognized in other comprehensive income are recycled to the statement of operations using the corridor method of amortization.  Under the corridor method the net actuarial gain or loss over 10% of the greater of the defined benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees.  The effect on US GAAP net loss for the three and nine months ended May 31, 2013, was to increase net loss $0.4 million and $1.1 million, respectively (2012 – nil and nil, respectively), with a corresponding decrease to comprehensive loss, net of a deferred income tax provision of nil.  During the nine months ended May 31, 2012, due to the sale of the Disposed Properties under US GAAP, the cumulative net actuarial loss in equity related to the Disposed Properties was recycled to the statement of operations.  The effect on US GAAP net earnings for the three and nine months ended May 31, 2012, was to decrease net earnings nil and $0.4 million, respectively, with a corresponding decrease to comprehensive loss, net of a deferred income tax provision of nil.

(b) Employee benefits – past service costs

Under IFRS, for defined benefit pension and post-retirement plans the Company is required to recognize on the statement of financial position the difference between the defined benefit obligation and the fair value of plan assets, plus or minus unrecognized past service costs, if any.  Under US GAAP, the Company recognizes the funded status of defined benefit plans and recognizes changes in the funded status in the period in which the changes occur through other comprehensive income and accumulated other comprehensive income.  The funded status represents the difference between the fair value of the plans assets and the defined benefit obligation.  The effect on US GAAP comprehensive income for the three and nine months ended May 31, 2013, was to decrease comprehensive loss $0.1 million and $0.2 million, respectively (2012 –$0.1 million and $0.2 million, respectively), net of a deferred income tax provision of nil.  The effect on the condensed consolidated statement of financial position as at May 31, 2013, was to increase other non-current liabilities $1.7 million with a corresponding increase to deficit (August 31, 2012 - $1.9 million).

(c) Employee benefits – curtailment

Under IFRS, the Company recognizes a curtailment when it is demonstrably committed to make a significant reduction in the number of employees covered by an employee benefit plan.  Under US GAAP, a curtailment is recognized at the date of the curtailment.  As a result of the termination of employees under the restructuring initiatives implemented during the year ended August 31, 2012, which will be completed in the year ended August 31, 2013, the Company recognized a curtailment under IFRS but not under US GAAP. The effect on the related employee benefit plan expense under US GAAP for the three and nine months ended May 31, 2013, was to increase net loss $0.1 million and $0.4 million, respectively (2012 – nil and nil, respectively), net of a deferred income tax provision of nil.  The effect on the condensed consolidated statement of financial position as at May 31, 2013, was to increase other non-current liabilities $4.5 million with a corresponding increase to deficit (August 31, 2012 - $4.1 million).

(d) Employee benefits – presentation of expense

Under IFRS, the Company recognizes the components of the defined benefit expense within different line items in the statement of operations.  The current service cost, recognized element of any past service costs and actuarial gains and losses related to other long-term employee benefits are recorded in compensation expense in the statement of operations.  The expected return on plan assets and interest cost on the benefit obligations are presented in net financing expense relating to employee benefit plans in the statement of operations.  Under US GAAP, the components of the defined benefit expense must be aggregated and presented as a net amount in the statement of operations.  During the three and nine months ended May 31, 2013, net financing expense relating to employee benefit plans was $0.4 million and $1.1 million, respectively (2012 - $1.0 million and $2.9 million, respectively).

(e) Long-term debt – debt issuance costs

Under IFRS, transaction costs related to the issuance of debt are deducted from the carrying value of the financial liability and are amortized using the effective interest method.  Under US GAAP, debt issuance costs, other than debt discounts or premiums, are deferred as an asset and recognized over the contractual life using the constant interest method.  There is no earnings difference related to the amortization of debt issuance costs in the three and nine months ended May 31, 2013 and 2012.  The effect on the condensed consolidated statement of financial position as at May 31, 2013, would be to increase other assets $15.2 million (August 31, 2012 - $16.4 million) with an offsetting increase to long-term debt.

(f) Impairment of indefinite life intangible assets

Under IFRS, indefinite life intangible assets are tested for impairment as part of a CGU because they do not generate cash inflows independently of other assets.  A CGU is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  Under IFRS, if a CGU is impaired, then the resulting impairment loss is allocated pro-rata to the assets of the CGU however such assets cannot be written down to an amount below the highest of  fair value less costs to sell, value in use (if determinable), and zero.  Furthermore, under IFRS impairment losses for CGUs can be reversed if there are any indicators that the impairment loss no longer exists or may have decreased.  Under US GAAP, impairments of indefinite life intangible assets are measured on an individual basis by directly comparing the fair value to the carrying amount.  Impairments recognized under US GAAP are not reversed.  During the three and nine months ended May 31, 2013, the Company concluded that certain indefinite life intangible assets were impaired under IFRS and US GAAP.  The effect on US GAAP net loss for the three and nine months ended May 31, 2013 was to increase net loss by $9.3 million (2012 - $19.1 million).  The cumulative effect of the impairment of indefinite life intangible assets on the condensed consolidated statement of financial position as at May 31, 2013, is to decrease intangible assets $39.3 million with a corresponding increase to deficit (August 31, 2012 – $30.0 million).  The impairments recorded under US GAAP, are based on the application of the relief from royalty valuation method.

(g) Impairment of goodwill

Under IFRS, an impairment of goodwill is recorded when the recoverable amount of a Goodwill CGU is less than its carrying amount.  Under US GAAP, if the recoverable amount of a reporting unit is lower than its carrying amount an impairment loss is calculated as the difference between the carrying amount of the reporting unit and the fair value of the net assets of the reporting unit.  During the three and nine months ended May 31, 2013, the Company concluded that goodwill was impaired under IFRS and US GAAP.  The change in operating segments, as described in note 13, changed the reporting unit determination in accordance with US GAAP.  The effect on US GAAP net loss for the three and nine months ended May 31, 2013 was to increase net loss by $20.4 million (2012 - nil).  The effect of the impairment of goodwill on the condensed consolidated statement of financial position as at May 31, 2013, is to decrease goodwill $20.4 million with a corresponding increase to deficit (August 31, 2012 – nil).

Comparative reconciliation of net earnings (loss)

The following is a reconciliation of net earnings (loss) for the three and nine months ended May 31, 2013 and 2012, reflecting the differences between IFRS and US GAAP:

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2013	2012	2013	2012
Net earnings (loss) in accordance with IFRS	(112,166)	(12,137)	(118,024)	5,129
Employee benefits - actuarial gains and losses (a)	(354)	-	(1,064)	(397)
Employee benefits - curtailment (c)	(125)	-	(375)	-
Impairment of indefinite life intangible assets (f)	(9,300)	(19,100)	(9,300)	(19,100)
Impairment of goodwill (g)	(20,400)	-	(20,400)	-
Net loss in accordance with US GAAP	(142,345)	(31,237)	(149,163)	(14,368)

Comparative reconciliation of comprehensive loss

The following is a reconciliation of comprehensive loss for the three and nine months ended May 31, 2013 and 2012, reflecting the differences between IFRS and US GAAP:

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2013	2012	2013	2012

Comprehensive loss in accordance with IFRS	(116,439)	(51,415)	(107,099)	(62,195)
Impact of US GAAP differences on net loss	(30,179)	(19,100)	(31,139)	(19,497)
	(146,618)	(70,515)	(138,238)	(81,692)
Employee benefits - actuarial gains and losses (a)	354	-	1,064	397
Employee benefits - past service costs (b)	62	62	186	186
Comprehensive loss in accordance with US GAAP	(146,202)	(70,453)	(136,988)	(81,109))

Comparative reconciliation of equity

A reconciliation of equity as at May 31, 2013 and August 31, 2012 reflecting the differences between IFRS and US GAAP is set out below:

	As at May 31, 2013	As at August 31, 2012

Equity in accordance with IFRS	127,463	233,755
Employee benefits - past service costs (b)	(1,737)	(1,923)
Employee benefits - curtailment (c)	(4,483)	(4,108)
Impairment of indefinite life intangible assets (f)	(39,300)	(30,000)
Impairment of goodwill (g)	(20,400)	-
Equity in accordance with US GAAP	61,543	197,724

Other US GAAP disclosures

Operating expenses in the condensed consolidated statements of operations included:

	May 31,		May 31,
	2013	2012	2013	2012
Selling, general and administrative expenses	88,338	93,496	264,850	281,749
Rent expense	3,844	4,195	11,178	9,430

Accounts payable and accrued liabilities and the current portion of provisions on the condensed consolidated statement of financial position as at May 31, 2013 include $65.0 million of payroll related accruals (August 31, 2012 - $55.6 million).